K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com
May 23, 2022
VIA EDGAR
Ms. Ashley Vroman-Lee
Mr. John Kernan
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Carillon Series Trust, Form N-14 (Registration No. 333-264162)

Dear Ms. Vroman-Lee and Mr. Kernan:
The following are the responses by and on behalf of Carillon Series Trust (the “Registrant”) to the comments that you provided by telephone on May 3, 2022 to Kathy Kresch Ingber and Jacob M. Derr and to Clifford J. Alexander on May 12 and 13, 2022, regarding the registration statement on Form N-14 (“Registration Statement”) for the reorganization of the Carillon ClariVest International Fund (“Target Fund”) into the Carillon ClariVest International Stock Fund (“Acquiring Fund”), each a series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission (“SEC”) on April 6, 2022.  Your comments are set forth in italics below and are followed by the Registrant’s responses.  Defined terms used but not defined herein have the same meanings as in the Registration Statement.  The Trust believes that the responses below fully address your comments.
Comments on Information Statement/Prospectus (“Information Statement”)

1.        In the Letter to Shareholders, the second sentence of the second paragraph states that “[n]o shareholder vote is required for the Reorganization.”  Briefly disclose why no shareholder vote is required for the Reorganization.

The Registrant has revised the second sentence of the second paragraph to state that “No shareholder vote is required for the Reorganization by the Trust’s governing documents, the federal securities laws or the regulations thereunder.”

2.         On page iv of the “Questions and Answers” section, the response to “Who is paying the costs of the Reorganization?” states that,“[s]ubject to the fee waiver and/or expense reimbursement agreement between the Trust, on behalf of the Funds, and Carillon Tower, the Acquiring Fund will pay all fees and expenses of the Reorganization . . . .“  Disclose in the response the approximate amount of the fees and expenses of the Reorganization.

The Registrant has revised the response to include the following disclosure:

Securities and Exchange Commission
May 23, 2022

“Audit, legal and third party service provider fees and expenses are expected to be approximately $260,000. As a result of the fee waiver and/or expense reimbursement agreement, Carillon Tower is expected to pay the Reorganization-related fees and expenses.”

3.         On page 3 of the Information Statement, disclose in the first bullet point under the subheading “Fees and Expenses” that, without the fee waiver and/or expense reimbursement agreement, costs would be higher for shareholders.

The Registrant has included the following sentence at the end of the first bullet point:

“Without the fee waiver and/or expense reimbursement agreement that establishes the fee caps for each of the Funds’ share classes, the costs to Fund shareholders would be higher.”

4.       On page 4 of the Information Statement, in the paragraph preceding the Comparative Fee and Expense Tables, include disclosure that fees would be higher without the fee waivers and/or expense reimbursement agreement.

The Registrant has included the following sentence at the end of the paragraph preceding the Comparative Fee and Expense Tables:

“Without the fee waiver and/or expense reimbursement agreement reflected in the tables below, the fees and expenses paid by Fund shareholders would be higher.”

Accounting Comments

5.        Please provide your analysis of the relevant factors, including those set forth in North American Securities Trust (SEC No-Action Letter, pub. avail. Aug. 5, 1994) (the “NAST Letter”), supporting the selection of the accounting survivor of the Reorganization.

In the NAST Letter, the SEC Staff (“Staff”) enumerated the factors relevant to the determination as to the fund whose historical performance should survive when one active fund is reorganized into another active fund.  In the NAST Letter, the SEC Staff stated that, “[a]mong other factors, funds should compare the various funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size and portfolio composition.”  The SEC Staff recognized that “[t]hese factors are substantially similar to the factors the Staff considers in determining the accounting survivor of a business combination involving investment companies.  We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

Applying these factors, as set forth below, the Registrant believes that it is reasonable to conclude that the historical performance and financial statements of the Acquiring Fund should

Securities and Exchange Commission
May 23, 2022

survive the Reorganization because the Acquiring Fund will continue to operate virtually unchanged after the Reorganization.

•
Investment Advisers.  Carillon Tower serves as each Fund’s investment adviser, and ClariVest Asset Management, LLC (“ClariVest”) serves as each Fund’s subadviser.  Prior to March 1, 2022, the Target Fund’s subadviser was Scout Investments, Inc.  Carillon Tower and ClariVest will continue to serve as the investment adviser and subadviser, respectively, for the Acquiring Fund after the Reorganization.

•
Investment Objectives, Policies and Restrictions.  Effective March 1, 2022, the Acquiring Fund and the Target Fund have the same investment objectives, policies and restrictions.  The Acquiring Fund will not change its investment objective, policies or restrictions after the Reorganization.

•
Expense Structures.  The Acquiring Fund and the Target Fund have similar expense structures.  At current asset levels, the Acquiring Fund and the Target Fund pay the same management fee rate to Carillon Tower, which is equal to the subadvisory fee rate that Carillon Tower pays ClariVest with respect to each Fund.  The Acquiring Fund’s management fee and investment advisory fee rate schedules will not change after the Reorganization.

•
Expense Ratios.  The total annual fund operating expense ratio (“Total Expense Ratio”) for each share class of the Acquiring Fund is higher than the corresponding class of shares of the Target Fund.  However, after giving effect to the Reorganization, the pro forma Total Expense Ratio of each class of shares of the Acquiring Fund is expected to be the same as that of the corresponding share class of the Target Fund.  Effective March 1, 2022, the Acquiring Fund’s expense caps were reduced to align with those of the Target Fund.  As a result, the current total annual fund operating expense ratio, after fee waivers and/or expense reimbursements (“Net Expense Ratio”), for the Class C, Class Y, Class R-3, Class R-6 and Class RJ RETIREMENT shares of the Target Fund and the Acquiring Fund are the same.  Currently, the Net Expense Ratio for the Class A, Class I and Class R-5 shares of the Acquiring Fund is 0.01% higher than that of the corresponding class of the Target Fund, due to the acquired fund fees and expenses (“AFFEs”) incurred by the Acquiring Fund in connection with its investments in other investment companies during the prior fiscal year.  AFFEs are exempt from the Funds’ fee waiver and/or expense reimbursement agreement.  After the Reorganization, it is expected that the Total and Net Expense Ratios for each share class of the Acquiring Fund will be the same as the current Total and Net Expense Ratios for the Target Fund.

Asset Size.  As of March 31, 2022, the assets of the Target Fund were approximately $428,864,804 million, and the assets of the Acquiring Fund were approximately $31,877,788 million.

Securities and Exchange Commission
May 23, 2022

•	Portfolio Composition. As of March 31, 2022, approximately 99% of the securities of the Acquiring Fund and the Target Fund were the same.

6.        Please disclose an estimate of the direct costs associated with the Reorganization and the rationale for their allocation to the Acquiring Fund.  In addition, please reference this estimate in a footnote to the Capitalization table.

The Registrant has disclosed on page 4 of the Questions and Answers section, on page 3 of the Information Statement in the first bullet point under “Costs and Tax Consequences of the Reorganization,” on pages 28-29 of the Information Statement, in the last paragraph of the under “Terms of the Reorganization Plan” and in a footnote to the Capitalization table, that the legal, audit and third-party service provider fees and expenses associated with the Reorganization are expected to be approximately $260,000.  In each case, other than the footnote to the Capitalization table, the Registrant also has added disclosure explaining that (1) the Acquiring Fund will pay the Reorganization-related fees and expenses because the Reorganization will increase the asset size of the Acquiring Fund and has the potential to result in economies of scale and lower expenses for the Acquiring Fund over time, and (2) as a result of the Funds’ fee waiver and/or expense reimbursement agreement, Carillon Tower is expected to pay the Reorganization-related fees and expenses.

7.          On pages 3-4 of the Information Statement, the Registrant discloses that, “[i]n the event that assets of the Target Fund are sold before they are transferred to the Acquiring Fund, the Target Fund could recognize net capital gains, together with gains recognized earlier in the tax year, that would be taxable to Target Fund shareholders as ordinary income and/or long-term capital gain depending on the Target Fund’s holding period for such assets, when distributed to them before the Reorganization.” Please consider providing an estimate, expressed in absolute dollars and per share amounts, of the Target Fund’s capital gains distributions.

The Registrant has added disclosure indicating that the Target Fund is not expected to recognize capital gains in connection with the Reorganization.  The Registrant also has added disclosure stating that the Target Fund recognized capital gains of approximately $156,331,472 or approximately $6 per share in connection with the transition of the Target Fund’s portfolio following ClariVest’s assumption of day to day portfolio management responsibilities for the Target Fund on March 1, 2022.

8.         Please confirm in correspondence that the Comparative Fee and Expenses Tables on page 4 of the Information Statement are representative of current fees in accordance with Item 3 of Form N-14.

Item 3(a) of Form N-14 requires “a table showing the current fees for the registrant and the company being acquired and pro forma fees, if different, for the registrant after giving effect to the transaction using the format prescribed” by Item 3 of Form N-1A. Form N-1A, Item 3, Instruction 3(d)(i) requires that a registrant “[b]ase the percentages of “Annual Fund Operating Expenses” on amounts incurred during the Fund's most recent fiscal year.” The Registrant confirms that each

Securities and Exchange Commission
May 23, 2022

Fund’s fees and expenses, as disclosed in the Comparative Fee and Expense Tables, are representative of the current fees (i.e., fees and expenses incurred during each Fund’s most recent fiscal year), as required by Item 3 of Form N-14.

9.        On page 8 of the Information Statement, the Staff notes that Class RJ RETIREMENT anticipates waiving a significant proportion of its 0.70% management fee, far in excess of what is expected to be waived by other classes.  Please advise the Staff why charging different management fees for what appears to be the same services is appropriate and does not result in cross-subsidization. Please also explain how this level of net advisory fees is consistent with Rule 18f-3 and the Investment Company Act of 1940, as amended (“1940 Act”), generally.

Rule 18f-3 under the 1940 Act permits a Fund to issue multiple classes of shares, provided that, among other conditions, “Fundwide Expenses” (as defined in Rule 18f-3), such as advisory fees and custodial fees, are charged to all classes on essentially a pro-rata basis.1  The Rule prohibits charging Fundwide Expenses differentially among all share classes.  Notwithstanding requirements regarding how Fundwide Expenses must be charged, Rule 18f-3(b) plainly states that “[e]xpenses may be waived or reimbursed by the company’s adviser, underwriter, or any other provider of services to the company” (emphasis added).  In the Rule 18f-3 Adopting Release, the SEC explained that:

As adopted, rule 18f-3(b) expressly allows a fund’s underwriter, adviser, or other provider of services to waive or reimburse the expenses of a specific class or classes.  The proposal would have permitted only waivers or reimbursements by the fund’s adviser or underwriter of class expenses, and would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees.  Despite the prohibition on differential waivers of fund expenses, fund sponsors could have achieved the same result indirectly by waiving or reimbursing class expenses.  Therefore, the [SEC] is deleting the restrictions on waivers in the final rule.  This modification is not intended to allow reimbursements or waivers to become de facto modifications of the fees provided for in advisory or other contracts so as to provide a means for cross-subsidization between classes. Consistent with its oversight of the class system and its independent fiduciary obligations to each class, the board must monitor the use of waivers or reimbursements to guard against cross-subsidization between classes.2  [Emphasis added.]

1 See Rule 18f-3(c).
2 Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (emphasis added).  Notably, the SEC eliminated the restrictions on waivers in the final rule by deleting the word “class” in order to allow waivers or reimbursements for specific types of fund expenses, so long as such waivers did not provide a means for cross-subsidization between classes.

Securities and Exchange Commission
May 23, 2022

Class RJ RETIREMENT shares are offered only to eligible retirement accounts and plans, including those subject to the Employee Retirement Security Act of 1974, as amended (“ERISA”), that are clients of Raymond James Financial Services, Inc. and its affiliates (collectively, “RJF”).  To comply with ERISA requirements prohibiting certain transactions between an account and its fiduciary, Carillon Tower waives all fees and/or reimburses all expenses for the Class RJ RETIREMENT shares that otherwise would be paid to Carillon Tower or another RJF affiliate.  This fee waiver and expense reimbursement results in Carillon Tower waiving or reimbursing fund-level fees and expenses on a differential basis among the Funds’ share classes.

As reflected in the Comparative Fee and Expense Tables in the Information Statement, consistent with Rule 18f-3(c), the same management fee of 0.70% is charged to each share class of the Target Fund and the Acquiring Fund.  Indeed, the Comparative Fee and Expense Tables reflect that Carillon Tower does not charge Fundwide Expenses differentially, but rather waives certain Fundwide Expenses on a class-specific basis, consistent with Rule 18f-3(b) and the Rule 18f-3 Adopting Release.

The Registrant is not aware of any relevant SEC or Staff guidance regarding what constitutes, or rises to the level of, a cross-subsidization.  However, as a practical matter, the analysis regarding whether a cross-subsidization exists is to determine whether the waiver of expenses for the Class RJ RETIREMENT shares would cause an increase in another share class’ expenses.  The Registrant believes that the differential waiver and expense reimbursement should not be deemed to result in the cross-subsidization because the advisory fee rates for each Fund were previously approved by the Registrant’s Board of Trustees (“Board”) without any prior contemplation of differential fee waiver arrangements.  Additionally, there has been no change in the fees charged to the existing share classes as a result of the Class RJ RETIREMENT shares.  As such, each share class of a Fund continues to be charged its appropriate allocation of all Fundwide Expenses, as required by Rule 18f-3(c).  In addition, no share class is being charged any additional amounts as a result of the waiver of fees for the Class RJ RETIREMENT shares, and no class would bear a disproportionate share of Fundwide Expenses.

To document Carillon Tower’s monitoring to ensure that one share class does not otherwise subsidize the expenses payable by another share class, and the Board’s oversight process, the Board adopted procedures at its meeting on November 19, 2021.  Pursuant to the procedures, as part of its annual contract renewal process, the Board will request, and Carillon Tower will provide for the Board’s consideration, information demonstrating the basis for its conclusion that the differential fee waivers do not result in the cross-subsidization of Fundwide Expenses.

10.      On page 30 of the Information Statement, the Board references the Acquiring and Target Funds’ respective Class I Morningstar, Inc. (“Morningstar”) ratings.  As of March 31, 2022, the Staff notes that Morningstar has applied a 4-star ranking to the Acquiring Fund.  Furthermore, we note that the Acquiring Fund is categorized by Morningstar in the foreign large value style box as opposed to the Target Fund, which is categorized as foreign large blend.  Please add disclosure to make it clear that these rankings do not present an “apples to apples” comparison of the Target and Acquiring Funds’ relative performance.

Securities and Exchange Commission
May 23, 2022

The Board Considerations section of the Information Statement reflects the Board’s consideration of the comparative performance that was presented to the Board at the November 19, 2021 meeting.  At that time, the Morningstar classifications and rankings were as of September 30, 2021.  To address the Staff’s comment, the Registrant has deleted the sentence referencing the Funds’ respective Morningstar ratings, and revised the prior sentence to state:

The Board considered that, as of September 30, 2021, the Class I shares of the Acquiring Fund generally ~~have~~ had stronger overall performance and a superior ranking within the Acquiring Fund’s peer group ~~rankings~~ than the Class I shares of the Target Fund had within the Target Fund’s peer group.

11.      On May 12 and 13, 2022, in telephone conferences with Mr. Alexander, the Staff provided additional comments.  The Staff advised that they believe the Class RJ RETIREMENT shares’ management fee waiver fails to comply with Rule 18f-3, resulting in a violation of the 1940 Act.  The Staff requests that the Registrant not proceed with the mailing of the N-14 and advise the Staff what actions will be taken in response to the Staff comment.  The Staff advised that they do not believe the board can monitor whether there is cross-subsidization.  The Staff requests that the Registrant advise the Staff why charging different management fees as proposed for the Class RJ RETIREMENT shares is appropriate and does not result in cross-subsidization not consistent with the requirements of the 1940 Act and Rule 18f-3 thereunder.  In addition, the Staff notes that similar Class RJ RETIREMENT disclosure was included in an annual update to the Registrant’s registration statement on Form N-1A (“Form N-1A Registration Statement”), which was filed with the SEC earlier this year.

As Mr. Alexander discussed with the Staff, the Registrant has withdrawn the Class RJ RETIREMENT shares from the Registration Statement, and will proceed with the filing and mailing of the Registration Statement.  Consistent with the Staff’s advice, the Registrant will not remove disclosure pertaining to the Class RJ RETIREMENT shares from the Form N-1A Registration Statement.  The Registrant agrees not to commence sales of the Class RJ RETIREMENT shares without further discussing this issue with the Staff at a later date.

* * * *
If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.
Sincerely, /s/ Kathy Kresch Ingber Kathy Kresch Ingber

cc:	Susan L. Walzer Ludmila M. Chwazik Carillon Tower Advisers, Inc.